Exhibit 19

inTEST CORPORATION

Insider Trading Policy

Introduction

Under federal securities laws, it is unlawful for any director, officer or other employee of inTEST Corporation or its subsidiaries (collectively, the “Corporation”) and any other persons who possess material, nonpublic information about the Corporation, to buy, sell or otherwise make trades in the Corporation’s securities (“insider trading”) or to pass such information to others (“tipping”) who may make trades in the Corporation’s securities on the basis of such information. The penalties for insider trading and tipping can be severe, not only to the person or persons engaged in such illegal activity, but also, under certain circumstances, to the Corporation and persons who supervise such offenders.

We have all worked hard over the years to establish our reputation for integrity and ethical conduct and we cannot afford to have it damaged. Consequently, we have adopted this Insider Trading Policy to prevent such illegal trading and tipping and the appearance of improper conduct on the part of anyone employed by, or associated with, the Corporation.

Consequences

The consequences of insider trading violations can be staggering.

For individuals who trade on inside information (or tip information to others), or who supervise a person who trades on inside information (or tips information to others) and who know or disregard the fact that such person is likely to engage in such illegal activity and fails to take appropriate steps to prevent such activity, consequences may include:

●	A civil penalty of up to three times the profit gained, or loss avoided.

●	A criminal fine (no matter how small the profit) of up to $5,000,000.

●	A jail term of up to twenty years; and

●	An injunction against serving as an officer or director of a public company in the future.

For the Corporation, if it fails to take appropriate steps to prevent such activity, consequences may include:

●	A civil penalty of up to the greater of $1,000,000 or three times the profit gained, or loss avoided because of the employee’s violation; and

●	A criminal penalty of up to $25,000,000.

In addition, any employee of the Corporation who violates this Insider Trading Policy may be subject to dismissal for cause or other sanction. Any of the above consequences, even an investigation by the Securities and Exchange Commission (the “SEC”) that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

External Enforcement

Both the SEC and the Financial Industry Regulatory Authority (“FINRA”) investigate, and are very effective at detecting, insider trading. The SEC and the U.S. Attorneys pursue insider trading violations vigorously.

Company Policy Regarding Trading

If a director, officer or other employee of the Corporation has material, nonpublic information relating to the Corporation, it is our policy that neither that person nor any person related to him or her, nor any person living within the same household (either related or unrelated to him or her) may directly or indirectly buy or sell securities of the Corporation or engage in any other action to take advantage of that information or to pass that information on to others.

This policy also applies to trading securities of any company with whom the Corporation has a business relationship, including any of our suppliers or customers and companies with whom we may be negotiating a transaction. Thus, if you acquire material, nonpublic information about any of these companies in the course of your employment or service to the Corporation, you may not buy or sell any stock or other securities of such other company or pass that information on to others.

This policy applies to all purchases and sales of securities, regardless of whether they are necessary for independent reasons (such as the need to raise money for an emergency expenditure). Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of ethical conduct. From time to time, this policy may apply to consultants and contractors who have access to material nonpublic information at the Corporation’s election.

Event-Specific Blackout Period. We may also suspend trading in the Corporation’s securities at other times by some or all our directors, officers or other employees because of events or developments (an “Event-Specific Blackout Period”) known to management but not yet disclosed to the public. Such Event-Specific Blackout Period will be announced by the Chief Executive Officer or the Chief Financial Officer. In such event, the persons subject to an Event-Specific Blackout Period would be prohibited from buying or selling the Corporation’s securities and from disclosing to others the fact of such Event-Specific Blackout Period. The failure to designate you as a person subject to an Event-Specific Blackout Period does not relieve you of the obligation not to trade while aware of material nonpublic information.

Material Information. Material information is any information that could reasonably be expected to affect the price of a company’s securities or that a reasonable investor would consider important in deciding whether to buy, sell or retain the securities.

While it is not possible to identify every type of information that could be deemed material, common examples of information that may be regarded as material information include the following:

●	Actual quarterly or annual operating results.

●	Changes in financial performance or liquidity.

●	Projections of future earnings or losses or changes to previously announced earnings guidance.

●	Bank borrowings or other financing transactions out of the ordinary course.

●	Major changes in accounting methods or policies.

●	Significant changes in management.

●	Significant new products, patents or developments.

●	The gain or loss of a substantial customer or supplier.

●	Award of a significant contract.

●	Significant deterioration in the credit quality of a significant customer.

●	Actual or threatened major litigation, or the resolution of such litigation.

●	A pending or proposed merger, acquisition, or tender offer.

●	A pending or proposed significant sale of assets or the disposition of a subsidiary.

●	Information regarding a major joint venture.

●	Changes in dividend policies or the declaration of a stock split or the offering of additional securities.

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A significant cybersecurity incident, such as a data breach, or any other significant disruption in a company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure.

●	The establishment of a repurchase program for securities.

Both positive and negative information may be material. If you are unsure whether information is material, you should consult with the Chief Financial Officer, Duncan Gilmour. You may reach his office by calling [REDACTED] or by emailing [REDACTED].

Twenty-Twenty Hindsight. Remember, if your securities transaction becomes the subject of scrutiny, it will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions By Family Members and Others. The restrictions set forth in this policy also apply to your spouse, children, other family members, and other persons living in your household, as well as to family members and others who do not live in your household, but whose transactions you direct, control or otherwise influence (including transactions by persons who consult with you before they trade in securities). Directors, officers, and other employees are expected to be responsible for compliance with this policy by their family members, members of their household, and persons who consult with them. In short, if you cannot buy or sell the securities pursuant to this policy, then neither can your spouse, other family members, others in your household or other persons whose trades are directed, controlled, or influenced by you.

Tipping Information to Others. No material, nonpublic information should be told to persons outside of the Corporation unless such disclosure is authorized in accordance with the provisions described below under the heading “Disclosure of Information” by the Chief Financial Officer, as coordinator of this policy. The penalties described above may apply whether or not you derive any benefit from another’s actions.

When Information is Public. The Corporation’s stockholders and the investing public should be afforded sufficient time to absorb and evaluate information after the Corporation has made a public announcement of material information, including earnings releases. Therefore, as a general rule you should not engage in any transactions until after the first full trading day following the announcement of material information. Thus, if an announcement is made on a Monday, Wednesday would be the first day on which you may trade. If an announcement is made on a Friday, Tuesday would be the first day. Of course, this presumes you do not know other material, nonpublic information about the Corporation at the time you enter into your transaction.

Other Trading Restrictions

Because we believe it is improper and inappropriate for any director, officer or other employee to engage in short-term or speculative transactions involving the Corporation’s securities, it is our policy that directors, officers and other employees may not engage in certain activities, as described below, with respect to securities of the Corporation:

1.         Trading Corporation securities for short-term profit. Any securities purchased in the open market by a director or officer should be purchased for investment and held for a minimum of six months and ideally longer. Consequently, directors and officers may not (a) sell equity securities of the Corporation sooner than six months after last acquiring equity securities of the Corporation in the open market or (b) buy equity securities of the Corporation in the open market sooner than six months after last selling equity securities of the Corporation. For the avoidance of doubt, this prohibition applies only to purchases in the open market and does not apply to stock option exercises or other employee benefit plan transactions, including purchases through the ESPP (as defined below). (Note that the SEC’s short-swing profit recovery rule already prevents certain officers and directors from keeping any profit from the purchase or sale of the Corporation’s securities within six months of an opposite transaction.)

2.         Purchases of the Corporation’s securities on margin or pledging of securities. We believe that any purchases of the Corporation’s securities on margin or pledging of the Corporation’s securities as collateral for a loan may give the appearance of improper conduct, even if not so intended. Consequently, directors, officers and all other employees may not purchase securities of the Corporation on margin or pledge securities as collateral for a loan.

3.         Short sales of the Corporation’s securities. It is unlawful for a director or officer to sell any securities of the Corporation without owning such securities at the time of sale. The Corporation believes that such practice of “short-sales” when executed by any director, officer or other employee gives the appearance of improper conduct. Consequently, directors, officers and all other employees may not sell securities of the Corporation without owning such securities.

4.         Buying or selling put options or call options. Option contracts may give the appearance of improper conduct by “betting” on whether the price of our securities may go up or down and transferring the risk of that outcome to other parties. Consequently, directors, officers and all other employees may not enter into option contracts involving the Corporation’s securities.

5.         Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involve the establishment of a short position in the Corporation’s securities. Consequently, directors, officers and all other employees are prohibited from engaging in any hedging or monetization transactions involving the Corporation’s securities.

6.         Trades by Directors, Officers and Certain Employees. To limit the appearance of and actual improper trading by directors, officers and certain employees who may be in a position to be aware of information regarding the Corporation’s earnings or other material, nonpublic information before it is announced to the public (such employees are listed on Exhibit A attached to this policy or as may be designated, and thereafter informed, by the Corporation from time to time), such persons and their family and household members or others whose trades they influence may purchase or sell securities of the Corporation only during the periods set forth below (“Open Window Periods”), PROVIDED there is no material information about the Corporation which has not been publicly disclosed.

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During any calendar quarter: after the first full trading day following the public release of earnings for the prior quarter or year and ending fourteen calendar days prior to the end of that fiscal quarter.

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Generally, the Corporation makes public announcement of its quarterly results about the first week of the second month following such quarter, except that the public announcement of quarterly results for any quarter ended December 31 is made about the second week of March. Therefore, by way of example, during the third quarter of any year, trades may be made only during parts of August and September. The window would start in August after the first full trading day after public announcement of the Corporation’s earnings for the June 30 quarter and end no later than September 16. During the first quarter of any year, however, trades may not be made unless the Corporation makes a public announcement of its annual results on or before March 15.

Company Assistance

Any person who has any questions about specific transactions may obtain additional guidance by calling the office of the Chief Financial Officer of the Corporation, Duncan Gilmour, who will act as coordinator of this policy. You may reach his office by calling [REDACTED] or by emailing [REDACTED]. Remember, however, the ultimate responsibility for adhering to this Insider Trading Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

Pre-Clearance Of Trades

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer or director engages in a trade while unaware of a pending major development) all directors, officers and those certain employees listed on Exhibit A must obtain clearance from the Chief Financial Officer or his/her designee prior to initiating any transaction involving the Corporation’s securities. This applies to all purchases, sales, transfers (by gift or otherwise) of the Corporation’s securities, sales of shares acquired through the vesting of restricted stock awards, exercise of options, or held in the 401(k) Plan (as defined below) and sales of shares purchased pursuant to the ESPP (as defined below) but does not apply to transactions made in accordance with 10b5-1 Plans (as defined below) approved by the Corporation as described below.

Restricted Stock Awards

Except as established in accordance with 10b5-1 Plans (as defined below) approved by the Corporation as described below, the trading prohibitions and restrictions of this policy apply to all sales of shares acquired through the vesting of restricted stock granted by the Corporation, including, for example, any sale of such shares for the purpose of satisfying any tax withholding requirements upon the vesting of such restricted stock. This policy, however, does not apply to the exercise of a tax withholding right pursuant to which the Corporation withholds shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock.

Stock Option Exercises

This policy does not apply to the exercise of a stock option acquired pursuant to the Corporation’s plans, or to the exercise of a tax withholding right pursuant to which the Corporation withholds shares subject to an option to satisfy tax withholding requirements. This policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

inTEST Thermal Solutions Employees – 401(k) Plan

This policy applies to certain elections you may make regarding shares of the Corporation’s stock held for your account in the inTEST Corporation Incentive Savings Plan (the “401(k) Plan”). In particular, the following elections could result in the sale of shares held by the 401(k) Plan for your account, including: (a) an election to transfer some or all of an existing account balance out of the Corporation stock fund and into another investment fund under the 401(k) Plan; (b) an election to borrow money against your 401(k) Plan account; and (c) any election to receive a distribution that would be funded from your Corporation stock fund account under the 401(k) Plan. Any of these elections are deemed to be sales by you and are subject to this policy.

Note regarding 401(k) Plan elections by officers of the Corporation: Transactions that could result in the sale of Corporation stock by the 401(k) Plan for the account of an officer of the Corporation pursuant to any of the foregoing elections must also comply with Rule 144 (except for the holding period requirement) and Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

inTEST Corporation Employee Stock Purchase Plan

This policy applies to enrollment in and elections you may make regarding purchases of shares of the Corporation’s stock pursuant to the inTEST Corporation Employee Stock Purchase Plan (the “ESPP”). The initial investment decision and/or changes in elections by officers of the Corporation and those certain employees listed on Exhibit A, should be made if at all possible, during Open Window Periods, provided that the Chief Financial Officer has the authority under this policy to permit initial contributions or changes in elections to occur outside of Open Window Periods in his reasonable judgment. This policy does not apply to purchases of shares of the Corporation’s stock through the ESPP resulting from periodic contributions of money to the ESPP pursuant to the election made by you. This policy does apply, however, to your sales of shares of the Corporation’s stock purchased pursuant to the ESPP.

10b5-1 Plans

Directors, officers and other employees who are not aware of any material information regarding the Corporation or its securities before it is announced to the public may enter into contracts, plans or other agreements to buy or sell the Corporation’s stock designed to comply with Rule 10b5‑1 under the Exchange Act (each such contract, plan or other agreement, a “10b5-1 Plan”), provided that the Corporation has pre-approved the agreement, the 10b5-1 Plan is entered into during Open Window Periods and the person desiring to enter into the 10b5-1 Plan is not otherwise subject to an Event-Specific Blackout Period. (Note that once the 10b5-1 Plan is approved, the actual transactions effected pursuant to the 10b5-1 Plan will not be subject to the Corporation’s preclearance procedures.) As part of the approval process, the Corporation will review a copy of the 10b5-1 Plan, which must be satisfactory to the Corporation. In addition, there must not be any material information about the Corporation that has not been publicly disclosed. If there is undisclosed information (even if the insider is not aware of it), the 10b5-1 Plan should not be signed until after the first full trading day following the announcement of such information to the public. The insider’s broker must agree that any sales made pursuant to the 10b5-1 Plan will be made in compliance with Rule 144, if applicable. Any amendments, revisions or early terminations of a 10b5-1 Plan must also be pre-approved by the Corporation as set forth in this paragraph.

Note: The provisions regarding 10b5-1 Plans do not apply to agreements involving the buying or selling of put or call options involving the Corporation’s securities which will continue to be prohibited.

Disclosure of Information

The federal securities laws also impose restrictions on the disclosure of material, nonpublic information to persons outside of the Corporation, including stockholders, financial analysts, institutional investors and media personnel.

In order to comply with these restrictions, it is our policy that the only personnel that are authorized to communicate with persons outside of the Corporation about matters concerning the Corporation are the Chief Executive Officer and the Chief Financial Officer. All other personnel are prohibited from discussing nonpublic information with any person outside of the Corporation or otherwise disclosing nonpublic information outside of the Corporation, except as expressly authorized by the Chief Executive Officer or the Chief Financial Officer.

Even within the Corporation, disclosure of and access to nonpublic information must be strictly limited to those who have a need to know the information in order to perform their assigned responsibilities.

If you receive an inquiry from an actual or potential stockholder, a financial reporter, an investment analyst or another member of the financial community, you should decline comment and refer the inquiry to the Chief Executive Officer or the Chief Financial Officer.

In addition, all personnel are prohibited from participating in any discussion about the Corporation, or responding to any comment made, in any Internet chat room or other forum.

Certifications

All persons covered by this policy will be required to certify their understanding of and intent to comply with this Insider Trading Policy upon commencement of their employment arrangement or service to the Company and at such other times as the management of the Corporation deems necessary or appropriate. Such certification may require disclosure of such person’s holdings of the securities of the Corporation or of a company with whom the Corporation has a business relationship. Officers and directors and other key employees may be required to certify compliance on an annual basis.

Post-termination Transactions

If you are aware of material nonpublic information when you terminate employment or services to the Corporation, you may not trade in the Corporation’s securities until that information has become public or is no longer material.

APPROVED BY:

BOD: 2/28/24

Exhibit A

Other Designated Individuals

[REDACTED]